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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17F-2]

1. Investment Company Act File Number:				Date examination completed:

811-08189				April 30, 2012
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

J.P. Morgan Fleming Mutual Fund Group, Inc.
4. Address of principal executive office (number, street, city, state, zip code):

270 Park Avenue, New York, NY 10017

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of J.P. Morgan Fleming Mutual Fund Group, Inc.:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that J.P. Morgan Fleming Mutual Fund Group, Inc. (the “Trust”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of April 30, 2012. Management is responsible for the Trust’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Trust’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2012, and with respect to agreement of security purchases and sales, for the period from October 31, 2011 (the date of our last examination), through April 30, 2012:

•	Confirmation of all securities of the Trust held at the Depository Trust Company in book entry form;

•	Confirmation of all securities out on loan with Goldman Sachs Agency Lending, the securities lending agent;

•	Reconciliation of all such securities to the books and records of the Trust and J.P. Morgan Chase Bank, N.A. (the “Custodian); and

•

Agreement of 3 security purchases and 3 security sales or maturities since our last report from the books and records of the Trust to broker confirmations or, where broker replies were not received, the application of alternative procedures.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust’s compliance with specified requirements.

In our opinion, management’s assertion that J.P. Morgan Fleming Mutual Fund Group, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2012 with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of J.P. Morgan Fleming Mutual Fund Group, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP

New York, New York

July 30, 2013

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (646) 471 8320, www.pwc.com/us

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of J.P. Morgan Fleming Mutual Fund Group, Inc. (the “Trust”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2012, and from October 31, 2011 through April 30, 2012.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2012, and from October 31, 2011 through April 30, 2012, with respect to securities reflected in the investment account of the Trust.

J.P. Morgan Fleming Mutual Fund Group, Inc.

By:	/s/ Joseph Parascondola
Mr. Joseph Parascondola Assistant Treasurer

August 21, 2013
Date